Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

Consolidated

(Thousands of Dollars)

	Nine Months ended September 30,	Years Ended December 31
	2009	2008	2007	2006	2005	2004
Fixed charges, as defined:
Interest charges	$44,678	$74,914	$80,095	$88,426	$84,952	$84,746
Amortization of debt expense and premium - net	4,305	4,673	6,345	7,741	7,762	8,301
Interest portion of rentals	2,522	1,601	1,612	1,802	2,394	2,443

Total fixed charges	$51,505	$81,188	$88,052	$97,969	$95,108	$95,490

Earnings, as defined:
Pre-tax income from continuing operations	$99,377	$120,382	$63,061	$114,927	$70,752	$57,206
Add (deduct):
Capitalized interest	(1,296)	(4,612)	(3,864)	(2,934)	(1,689)	(1,393)
Total fixed charges above	51,505	81,188	88,052	97,969	95,108	95,490

Total earnings	$149,586	$196,958	$147,249	$209,962	$164,171	$151,303

Ratio of earnings to fixed charges	2.90	2.43	1.67	2.14	1.73	1.58